August 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OKYO Pharma Ltd.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 21, 2021
CIK No. 0001849296

Ladies and Gentlemen:

This letter sets forth the responses of OKYO Pharma Ltd., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001849296) submitted to the Commission on May 21, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on May 21, 2021

Capitalization, page 44

1.

Please confirm if true that the 149,900,410 ordinary shares issued in satisfaction of the conversion of outstanding convertible loan notes in May 2021 on a pro forma basis includes the 18,329,094 shares committed to Planwise Group Ltd. as a commission upon the conversion of your convertible loan notes. If not, please clarify where these shares have been included as noted in your response.

RESPONSE: We respectfully confirm to the Staff that the 149,900,410 ordinary shares issued in satisfaction of the conversion of outstanding convertible loan notes in May 2021 on a pro forma basis includes the 18,329,094 shares committed to Planwise Group Ltd. as a commission upon the conversion of convertible loan notes.

2.	Please reconcile your September 30, 2020 pro forma equity of $7,301,071 as presented on page 9 to your September 30, 2020 pro forma equity of $7,760,944 presented in your capitalization table.

RESPONSE: In the Amended Registration Statement, we have updated our financial information in Summary Consolidated Financial Data -Balance Sheet Data and Capitalization to the fiscal year ended March 31, 2021 and the pro forma equity has been reconciled.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 55

3.	We note your response to comment 11 and we reissue in part our prior comment. Please disclose the price per share and the amount of shares issued upon the conversion of each loan.

RESPONSE: We have added the price per share and amount of shares issued upon the conversion of each loan as requested by the Staff in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Borrowings in the Amended Registration Statement.

OKYO Pipeline, page 60

4.

We note your response to comment 17 and reissue in part our prior comment. We note that your pipeline table does not include clinical phases 1, 2 and 3, which the company's product candidates will be required to complete prior to commercialization. Please revise your table to include all phases of development both preclinical and clinical.

RESPONSE: On page 54 of the Amended Registration Statement, we have added a new version of the pipeline table which includes clinical phases 1, 2 and 3.

Business

License Agreement for OK-101, page 65

5.

We note your response to comment 19 and revised disclosure. Please clearly disclose who will be paying the development and sales milestone payments under the agreements and who will be receiving such payments. Please file as an exhibit the assignment of the sublicense agreement with Panetta or advise.

RESPONSE: On pages 61-62 of the Amended Registration Statement, additional disclosure has been added disclosing the party paying the development and sales milestone payments under the agreements and the party receiving such payments. We plan on filing the sublicense agreement with Panetta with our next amendment to the Registration Statement.

Related Party Transactions, page 83

6.

We note your response to comment 21 and revised disclosure. We reissue our prior comment. For each of the transactions, please disclose the name of the related person, the basis on which the person is a related person, the related person’s interest in the transaction, and the approximate dollar value of the amount involved in the transaction. See Item 4 of Form F-1 and Item 7.B. of Form 20-F. For example only, please disclose the names of the shared officers and directors with Tiziana, the approximate dollar value of the shares issued to Planwise, and the approximate dollar value of the Deed of Assignment with Panetta.

RESPONSE: In the Related Party Transactions section we have added disclosure with respect to the name of the related person, the basis on which the person is a related person, the related person’s interest in the transaction and the approximate dollar value of the amount involved in the transaction.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc: Gary Jacob, CEO

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